HINDALCO
ADITYA BIRLA GROUP

82-3428

RECEIVED
2005 NOV 14 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AM:PVK:873:2005

Date: 29th October, 2005

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

05012495

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter ended on 30th September, 2005.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Second Quarter and Half Year ended on 30th September, 2005, which are approved at the Meeting of the Board of Directors of the Company held on Saturday, the 29th October, 2005.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

Thanking you,

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
COMPANY SECRETARY

Encl:- as above

1/5

HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE Date: 29.10.2005

Q2 FY 2005-06

HINDALCO INDUSTRIES LTD.

• Revenues up by 8% •

• Strong Aluminium performance but production shortfall in Copper •

• Net Profits for the Quarter down by 7% •

• First Half Net Profit higher by 13% •

Financial Highlights

(In Rs. Crores)	Quarter ended 30th Sep 2005	Quarter ended 30th Sep 2004	Change (%)	Half Year ended 30th Sep 2005	Half Year ended 30th Sep 2004	Change (%)
Net Sales & Op. Revenues	**2,660.8**	**2,455.9**	**8%**	**4,868.6**	**4,517.5**	**8%**
PBDIT	580.6	647.1	-10%	1,218.6	1,159.6	5.1%
Interest & Finance Charges	53.9	43.9	23%	100.0	87.9	14%
Depreciation	128.5	108.5	18%	245.4	214.2	15%
Profit before Tax	**398.2**	**494.7**	**-20%**	**873.2**	**857.5**	**2%**
Provision for Taxes	121.7	196.7	-38%	271.8	323.9	-16%
Net Profit	**276.5**	**298.0**	**-7%**	**601.4**	**533.6**	**13%**

Hindalco Industries Ltd., the emerging metals major and a flagship Company of the Aditya Birla Group, has reported satisfactory performance for the 2nd Quarter ended on September 30th, 2005.

While The Company's revenues, at Rs. 2,660.8 Crores, have moved up 8% YoY from Rs. 2,455.9 Crores, Net Profit at Rs. 276.5 Crores is lower by 7% vis-à-vis Rs. 298.0 Crores attained in the corresponding quarter of the previous year.

The ***Aluminium business*** accounted for Rs. 1,414.1 Crores of the total operating revenues, marking a 10% rise over the corresponding quarter, driven by higher volumes, an enriched product mix and better realisations helped by the buoyancy in the LME prices. Operating margins improved to 36.9% as compared to 34.4% during Q2 last year, notwithstanding pressures on account of higher inputs cost, impact of import duty cut and appreciation in the domestic currency.

The ***Copper business*** clocked Revenues of Rs. 1246.4 Crores vis-à-vis Rs. 1163.3 Crores reflecting a rise of 7%, due to the rising LME.

Despite benefiting from higher Tc/Rc, the business faced challenging conditions with lower import duty, removal of export benefits and 5% appreciation in the domestic currency. Additionally, the unprecedented floods in Gujarat, underperformance of the 180 ktpa Smelter I and lower than anticipated utilization of the 70 ktpa Smelter II due to refractory life stabilisation issues resulted in a shortfall in the production during the quarter. Commissioning of a new Copper Smelter is always associated with a long-drawn ramp-up process, and the experience at Dahej is no exception as it is also going through a phase of teething problems for the new 250 ktpa Smelter III. This gradual ramp-up process along with high backwardation prevailing throughout the Quarter has impacted the results very adversely. However, based on earlier experience it is expected that the commissioning process will settle down in the near future.

Operational Review

Aluminium

Aluminium production was higher on the back of continued de-bottlenecking efforts at the expanded capacities at Renukoot and synergies gained from the integrated Hindalco-Indal operations.

- Alumina output remained flat at 286,000 MT despite a 15-day scheduled maintenance shutdown at Renukoot refinery.
- Primary Metal production increased by 6.0% from 101,188 MT to 107,287 MT.
- Wire Rods output jumped to 17,014 MT reflecting a 9.5% growth over 15,542 MT in Q1 last year.
- Rolled products turnout of 46,332 MT is up by 5.6% against 43,864 MT.

3/

- Extrusions production expanded by 26.5% over 6,043 MT to 7,646 MT.
- Foils rollout at 7,809 MT mirrors a growth of 6.9% from 7,302 MT.
- Alloy Wheels output soared 90.6% from 28,806 wheels to 54,892 wheels.
- Captive power generation increased by 12.8% YoY from 1,871 MU to 2,110 MU.

Copper

- Copper Cathode production was marginally lower at 56,350 MT as compared to 58,384 MT in Q2 last year.
- The output of value added Continuous Cast Copper Rods stood at 21,966 MT vis-à-vis 25,036 MT during the Jul-Sep quarter last year.
- Sulphuric Acid Production moved in line with Smelter output and was marginally lower at 159,028 MT against 166,785 MT.
- Production of DAP & Complexes declined from 77,658 MT to 58,922 MT.
- Production of Gold grew 9.20% from 1.474 MT to 1.611 MT
- Silver output for the quarter was at 8.077 MT as against 9.636 MT

Copper Smelter – I is due for a maintenance shutdown to be taken during the ensuing quarter. The performance of Smelter – II is expected to be better as the trials are on with the leading global refractory manufacturers to address the refractory life stabilisation issues. With the gradual ramp-up of the Smelter III, the Company expects aggregate copper production in the second half to be substantially higher than that in the First Half.

Expansion Projects

The ongoing brownfield expansion projects at the Muri Alumina Refinery and the Hirakud Aluminium Smelter are progressing on track. Efforts are on to initiate work on expansion at the Belgaum Alumina Refinery. Importantly, the Company has been able to make significant progress in the newly announced integrated Aditya Aluminium project with a 250 ktpa Smelter, a 1000 ktpa Alumina Refinery and a 650 MW captive power plant. Leases for 90 Mn MT of bauxite reserves have been obtained and land acquisition is progressing in line with expectations.

Rights Issue

The Company's Board approved a rights issue to raise funds not exceeding Rs. 2,500 Crores to part finance its ongoing expansion projects. The Share Ratio for the Rights Issue will be 1:4, i.e., one share of Re. 1 for every four equity shares of Re. 1 each

held by the shareholder as on the Record Date (i.e. November 28, 2005). The Company is in the process of obtaining necessary approvals from SEBI, the Stock Exchanges, RBI and other concerned authorities. The price per share for the Rights Issue would be decided by the Board and announced at a later date.

Industry Outlook

Aluminium

Global aluminium demand growth forecasts remains unchanged at 4-5% for this year, with specific end-uses across various regions expected to drive this growth.

Reconstruction efforts in the US after the hurricane damage are expected to bring a one time upturn in demand for aluminium products. Overall, North American demand is expected to be supported by a strong trucks and trailers market. Worldwide Can stock demand is forecast to be buoyant and particularly robust in Europe. Modest growth is anticipated in South Asian consumption fuelled mainly by the electronics segment.

Alumina production losses and the resulting shortage is adding supply pressure on aluminium market. We anticipate primary metal prices to be volatile in the near term; and perhaps move within a range of $1,800 – $1,950 over the medium term depending on the supply situation.

Domestic aluminium consumption grew by 15% in the First Half of the current fiscal. The Company expects the metal demand to grow at double digits for the year, as automobiles, construction and power sectors continue to boost metal consumption.

Copper

Copper prices have risen rapidly on account of supply disruptions, notwithstanding a flat demand. The world demand-supply situations is expected to balance out in the next 12 months as refined copper producers stabilise output and new capacities come onstream. Meanwhile, copper prices remain highly sensitive to any supply disruptions viz. industrial actions, delays in production stabilisation, deferment of new projects etc.

Hindalco is well positioned to capitalize on the market opportunities, which the two metals present. The Aluminium business is set for a high growth phase with higher volumes and stable margins. In Copper, the Company expects production to stabilise by Q4 after which benefits of expanded scale and market conditions will start yielding dividends.

....

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2005

(Rupees in Million)

	Particulars	Quarter ended 30/09/2005 (Audited)	Quarter ended 30/09/2004 (Unaudited)	Half year ended 30/09/2005 (Audited)	Half year ended 30/09/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1	Net Sales & Operating Revenues	26,608	24,559	48,686	45,175	95,233
2	Other Income	927	1,065	1,263	1,580	2,700
3	Total Expenditure	21,729	19,153	37,763	35,159	72,467
	(a). (Increase)/Decrease in Stock in Trade	(1,518)	(867)	(4,020)	(2,103)	(2,557)
	(b). Consumption of Raw Materials	15,020	12,600	26,393	23,108	46,396
	(c). Staff Cost	1,161	1,039	2,253	2,083	4,126
	(d). Manufacturing and Operating Expenses	6,018	5,247	11,211	9,823	20,112
	(e). Other Expenditure	1,048	1,134	1,926	2,248	4,390
4	Interest & Finance Charges	539	439	1,000	879	1,700
5	Gross Profit	5,267	6,032	11,186	10,717	23,766
6	Depreciation	1,285	1,085	2,454	2,142	4,633
7	Profit before Tax & Extra Ordinary Items	3,982	4,947	8,732	8,575	19,133
	Extra Ordinary Expenses	-	-	-	-	91
8	Profit before Tax	3,982	4,947	8,732	8,575	19,042
9	Provision for Tax	1,217	1,967	2,718	3,239	6,464
	(a). Provision for Current Tax	987	1,517	2,262	2,476	5,705
	(b). Provision for Deferred Tax	200	450	412	763	759
	(b). Provision for Fringe Benefits Tax	30	-	44	-	-
10	Net Profit for the period	2,765	2,980	6,014	5,336	12,578
	Provision for deferred tax for earlier years	-	-	-	-	(716)
11	Net Profit	2,765	2,980	6,014	5,336	13,294
12	Paid-up Equity Share Capital (Face Value : Re.1/- per Share)	928	928	928	928	928
13	Reserves					75,738
14	Basic & Diluted EPS (Rs.)	3	3	6	6	14
15	Aggregate of non-promoter shareholding					
	(a). Number of shares			687,009,680	685,087,470	687,067,400
	(b). Percentage of shareholding			74.05%	74.08%	74.06%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/09/2005 (Audited)	Quarter ended 30/09/2004 (Unaudited)	Half year ended 30/09/2005 (Audited)	Half year ended 30/09/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1. Segment Revenue					
(a) Aluminium Business	14,141	12,907	27,548	24,509	52,521
(b) Copper Business	12,464	11,633	21,141	20,666	42,712
	26,605	24,540	48,689	45,175	95,233
Less: Inter Segment Revenue (Adjustment)	3	19	(3)	-	-
Net Sales/Income from operations	26,608	24,559	48,686	45,175	95,233
2. Segment Results (Profit/Loss before Tax and interest from each Segment)					
(a) Aluminium Business	4,345	3,640	8,729	6,904	15,957
(b) Copper Business	(692)	698	(163)	1,102	2,538
	3,653	4,338	8,566	8,006	18,495
Less: Interest & Finance Charges	(539)	(439)	(1,000)	(879)	(1,700)
	3,114	3,899	7,566	7,127	16,795
Add: Other un-allocable Income net off un-allocable expenses	868	1,048	1,166	1,448	2,338
Profit before Tax & Extraordinary Items	3,982	4,947	8,732	8,575	19,133
3. Capital Employed (Segment Assets-Segment Liabilities)					
(a) Aluminium Business	58,878	53,089	58,878	53,089	55,129
(b) Copper Business	43,932	33,774	43,932	33,774	37,813
	102,810	86,863	102,810	86,863	92,942

Notes:

1 Sub-division of equity shares from Rs. 10/- to Re. 1/- per share proposed by the Board of Directors has been approved by the shareholders in the Extra-ordinary General Meeting held on 6th August, 2005. Consequently, the Basic and Diluted earning per share has been recomputed for previous periods to facilitate comparison.

2 The Board of Directors at their meeting held on 20th September, 2005 decided to raise fund not exceeding Rs. 2,500 crores through issue of equity shares on rights basis for part financing the expansion projects. The share ratio for the rights is; 1 share of Re. 1/- for every 4 shares of Re. 1/- each held by the shareholders as on the Record Date (i.e. November 28, 2005). The Company is in the process of obtaining the necessary approvals from the relevant statutory authorities.

3 Operations of the Copper Smelter at Dahej were adversely affected by unprecedented floods in the State of Gujarat, underperformance of the 180 ktpa Smelter I, refractory life stabilization issues with the 70 ktpa Smelter II and teething problems with the ramp-up of the new 250 ktpa Smelter III.

4 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.07.2005	Received	Resolved	Pending as on 30.09.2005
1	3	3	1

5 Figures of previous periods have been regrouped and restated to give effect to the transfer of demerged undertaking of the Indian Aluminium Company, Ltd. w.e.f. April 01, 2004.

6 The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on 29th October, 2005.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 29th October, 2005